FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6/16/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s presentation during its 2016 investor day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: June 16, 2016

Ternium Investor Day

2016

Forward-Looking Statements

This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, "Ternium") that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium's business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

Event Schedule

8:30am	Registration and breakfast
9:15am	Presentation by Daniel Novegil, CEO
10:00am	Q&A session with Ternium management
11:00am	Closing remarks

Speakers

Daniel Novegil, Chief Executive Officer

Mr. Novegil, who has been Ternium's CEO since 2005, is an Industrial Engineer. He graduated from Universidad de Buenos Aires and has a Master of Science in Management degree from Stanford University.

Mr. Novegil is a member of the Board of the World Steel Association. He is also a member of the Advisory Board of the Sloan Master Program of the Stanford University.

Pablo Brizzio, Chief Financial Officer

Máximo Vedoya, Managing Director, Mexico

Martín Berardi, Managing Director, Argentina

Oscar Montero, Planning and Operations Director

Sebastián Martí, IR Director

Index



Safety and Environment

Safety and Environment
Ternium's core projects well advanced

- Safety and environmental projects
  - Critical processes program (DuPont assistance)
  - OHSAS 18001 safety certification
  - ISO 14001 environmental certification
  - Energy efficiency program
- Main investments
  - New facilities in Mexico: briquetting, acid regeneration, secondary de-dusting
  - New by-product plant in Argentina


Nov13
DuPont Project
Nov16
Jan15
OHSAS 18001
Dec17
Jan14
ISO 14001
Jun17
2013
2014
2015
2016
2016
2017


Lost time injuries frequency rate (LTIFR)
worldsteel average
-69%
3.5
2.6
1.4
1.1
2009
2011
2013
YTD 2016

Includes Ferrasa starting in 2011



Global Steel Markets

Global Steel Markets
From globalization to regionalization

- China steel consumption decreasing
- World ex-China regaining momentum
- U.S. and Mexico, bright spots
- Brazil and Argentina, improving in 2017
- Unfair trade measures increasing
- New capacity cut announced by China: 100-150 million tons (5 years)

		Apparent steel use (ASU) (y-o-y growth rate)			ASU/capita (kg)
		2015	2016f	2017f	2017f
World	China	-5.4%	-4.0%	-3.0%	452
World	World ex-China	-1.0%	1.8%	3.0%	141
Americas	USA	-10.6%	3.2%	2.7%	310
Americas	Mexico	5.8%	3.4%	4.7%	201
Americas	Brazil	-16.7%	-8.8%	3.1%	95
Americas	Argentina	4.9%	-8.9%	5.5%	114
Americas	Colombia	12.2%	1.5%	3.0%	97

Source: worldsteel / Alacero

Global Steel Markets
World dealing with unfair trade

- Cases against steel unfair trade growing strongly worldwide
- China is the main target of unfair trade cases in more than 20 countries
- World reacting against unfair Chinese steel trade conditions
  - G7 expressed concern regarding excess global steelmaking capacity
  - European Parliament opposes China's market economy status
  - Up to 266% AD duty in the USA
  - Complaint on intellectual property infringement (U.S. section 337)

Claims initiated against China for unfair steel trade in the world (# per year)



35
16
7
2005
2010
2015

Source: OECD / WTO

Standing duties for Chinese steel imports in U.S. and Mexico

Hot-rolled	U.S.	> 66% AD
	Mexico	USD335/ton AD
Cold-rolled	U.S.	256% CV
		266% AD
	Mexico	> 103% AD
Corrosion-resistant	U.S.	210% AD
		> 241% CV

Note: AD: anti-dumping; CV: countervailing

Performance



Performance

Solid results in a difficult steel industry environment

- Focus on high margin value-added products
- Flexible production configuration
- Diversified cost structure
- Upstream and downstream integration
- Best practices
- Broad distribution network
- Innovative culture, industrial expertise and long-term view

EBITDA Margin (% of net sales)



18%
15%
17%
17%
14%
18%
13%
Average
5%
9%
-4%
2011
2012
2013
2014
2015
1Q16
Ternium
Peers range[1]

[1] Long steel Americas, global player, U.S. minimill and U.S. integrated (Source: Bloomberg)

EBITDA (USD million)



313
212
250
297
303
1Q15
2Q15
3Q15
4Q15
1Q16

Performance
Strong cash generation and solid financial position

- Declining net debt to EBITDA ratio (1x as of Mar'16)
- Sustained cash generation
- High free cash flow yield
- Attractive dividend payments

Net debt and net debt to EBITDA ratio[1]
(USD billion)


1.5
1.5
1.3
1.1
1.0
1.1x
1.2x
1.2x
1.1x
1.0x
1Q15
2Q15
3Q15
4Q15
1Q16

Annual Dividends
(USD per ADS)


0.75
0.65
0.75
0.90
0.90
2011
2012
2013
2014
2015

Free cash flow
(USD million)


240
291
136
190
140
1Q15
2Q15
3Q15
4Q15
1Q16

[1] Last 12 months EBITDA

Performance
Continuous focus on profitability

Comprehensive approach to increasing differentiation and reducing costs

- Customer integration
- Labor productivity (white and blue collar)
- Working capital optimization
- Logistics management
- Contractors management
- Energy efficiency
- Continuous improvement



Performance
Differentiating through customer service

Increasing customer integration

- 64% of total order items currently placed through Webservice+B2B
- 6.4x increase in Webservice+B2B orders since 2012 in Mexico
- Higher integration increases loyalty and reduces transactional costs
- Main features
  - Full cycle, from order placement to payment
  - 24/7 order tracking capability
  - Flexible marketplace



Orders placed via Webservice+B2B
(% of total items ordered)
+25pp
39%
43%
51%
64%
2012
2013
2014
2015



Webservice+B2B orders by country
(% of total items ordered)
88%
92%
94%
95%
95%
Argentina
Mexico
8%
11%
24%
45%
51%
2012
2013
2014
2015
YTD 16

Performance
Increasing labor productivity

White collar productivity

- 43% increase in Mexico supported by Ternium's integrated commercial and industrial IT system
  - Commercial department
  - Supply chain management
  - Technical assistance



White Collar Productivity in Mexico
tons shipped / hour worked
8.0
6.0
4.0
2.0
0.0
4.9
7.1
+43%
2012
YTD 2016

Blue collar productivity

- 30% increase in Ternium's main integrated facility in Mexico
  - Higher degree of automation
  - Implementation of best practices
  - Equipment enhancements



Blue Collar Productivity[1]
kilograms produced / hour worked
1,000
800
600
400
200
0
655
848
+30%
2012
YTD 2016

[1] Main integrated facility in Mexico

Performance
Relentless pursuit of operating performance gains

Consistent production records achieved every year

- Streamlining of operational practices
- Internal benchmarking
- Equipment re-engineering
- Training programs



Average monthly production records
(# of lines)
3.2
3.8
3.3
2.8
5.4
2012
2013
2014
2015
YTD 2016



Performance
Techgen: Successful project management

- New 900 MW combined cycle power plant in Pesquería
- Joint venture among Ternium, Tenaris and Tecpetrol
- Project completed on time and on budget
- Competitive and reliable supply of electricity
- Best available environmental care technology



Techgen facility at Pesqueria, Nuevo León, Mexico

Investment in Usiminas



Investment in Usiminas
Underperformance of Brazilian economy

- Challenging business environment in Brazil
- Steel industry impacted by depressed manufacturing activity
- Automotive production down 35% from 2013 peak

Industrial production index


100
83
2010
2011
2012
2013
2014
2015
1Q'16

Source: IBGE

Vehicle production (thousand units)


3,382
3,418
3,403
3,713
3,146
2,429
2010
2011
2012
2013
2014
2015

Source: ANFAVEA

Home appliance index


100
57
2010
2011
2012
2013
2014
2015
1Q'16

Source: IBGE

Investment in Usiminas

Restructuring necessary to regain competitiveness

- Weak financial performance led to debt restructuring
- Recent execution of term-sheets with financial creditors
- Usiminas' shareholders approved a capital increase of BRL1 billion (USD290 million)
- Need to continue with operational turnaround

Net Debt to EBITDA ratio


20.1
3.1
4.9
1.9
2.1
2011
2012
2013
2014
2015

Net debt (USD billion)


2.1
1.8
1.5
1.4
1.5
Dec'11
Dec'12
Dec'13
Dec'14
Dec'15

Source: Usiminas BRL figures converted to USD

Ternium's Markets: Mexico



Ternium's Markets - Mexico

Mexico became the largest steel market in Latin America

- Highest per capita apparent steel use in Latin America (201 kilograms/year)
- Ternium is the leader of the Mexican flat steel market
- Mexico accounts for two-thirds of Ternium's shipments

Ternium's shipments in 1Q'16



Mexico 66%
USA 4%
Colombia 6%
Argentina 22%
Other Latam 2%

Steel shipments in Mexico (million tons)



+33%
4.5
4.7
5.0
5.0
5.6
5.9
2010
2011
2012
2013
2014
2015

ASU per capita - Mexico (kg/year)



+73%
117
151
201
CAGR 2.8%
1997
2007
2017

Source: Canacero

Ternium's Markets - Mexico
Solid growth in shipments to the industrial market

- Shipments to the industrial market continued growing in 2015
  - Home appliance manufacturers
  - Automotive industry
- Increasing customer requirements
  - Full product range
  - Customized products (service centers)
  - Product development (early involvement)
  - Value chain inventory management

Ternium's shipments to industrial customers
(million tons)


2.0
2.1
2.6
2.9
3.2
2012
2013
2014
2015
2016f

Ternium's shipments growth in 2015
(main segments / year-over-year)


21%
12%
12%
Home Appliance
Automotive
Construction

Ternium's Markets - Mexico
Largest automotive industry in Latin America

- Strong production growth in the last five years
- Record 3.4 million units light vehicle production in 2015 (+6% vs 2014)
- Record local vehicle sales in 2015 (+19% vs 2014)
- Production expected to reach 4.9 million units by 2020
- Tenigal's current line fully devoted to automotive products following a demanding certification process

Light vehicle production in Mexico
(million units)


+50%
2.3
2.5
2.9
2.9
3.2
3.4
4.9
2010
2011
2012
2013
2014
2015
2020f

Source: IHS

Ternium automotive certifications[1]


31
69
134
290
2012
2013
2014
2015

[1] Number of product certification by process and customer (accumulated)

Ternium's Markets - Mexico
New galvanizing line to deepen differentiation strategy

- Tenigal to double automotive galvanized steel production capacity
- New line's yearly production capacity of 430,000 metric tons
- Capex estimated at USD300 million
- Commissioning in 2019
- Total hot-dip galvanizing capacity in the Pesquería industrial center to reach 830,000 tons





Tenigal's galvanizing facility in Pesquería

Ternium's Markets - Mexico
Increasing high-end product range

Broader product range enabled by upgrading of re-rolling facility

- New production capabilities for advanced high-strength steel (AHSS) for the automotive industry
- AHSS includes: dual phase; ferrite-bainite; martensitic; complex phase
- Next steps: 200,000 tons per year expansion of the re-rolling facility (start-up Nov'16)
- Other expansions under analysis
  - New galvanizing and painting line for industrial customers
  - New service center for automotive industry



Ternium's Markets: Argentina



Ternium's Markets - Argentina

Economic transition towards medium-term growth

- Steel consumption to adjust in 2016
  - High-base comparison (2015 national elections)
  - New infrastructure plans to materialize gradually
  - Decrease in Brazilian demand for manufactured products
- Improving fundamentals
  - Easing of FX restrictions
  - Return to international credit markets
  - Normalization of international trade
  - Better investment environment


Apparent Steel Use – Argentina
(million tons)
5.1
5.0
5.3
4.8
5.1
-9%
+6%
2013
2014
2015
2016f
2017f

Source: Alacero



Ternium's Markets - Argentina
Managing the transition

- Adapting to new economic conditions
  - Operations rebalance (1 blast furnace, 1 continuous caster, coking production)
  - Renegotiation of supply and service contracts
- Raising awareness about unfair trade
  - China: non-market economy
  - Updating of AD and CV regulations
  - Legal support to value chain
- Strengthening customer relationship
  - Focus on quality and customer support
  - Webservice+B2B
  - Wide product range
  - Customer inventory management

Production Configuration Argentina



Iron Ore (Corumba, Atlantic)
Pet Coke
Coking Coal
Blast Furnaces
Coking Facilities
Continuous Casting
Downstream
Slabs
Domestic Market
Regional Markets

Note: AD: anti-dumping; CV: countervailing

Ternium's Markets - Argentina
Growth opportunities expected in the medium-term

Direct and indirect steel demand growth coming from:

- Agricultural sector
  Agro-machinery, warehousing, infrastructure, silos
- Infrastructure projects
  Roads, water supply, railways, ports
- Energy and mining
  Renewable energy, gas lines & distribution systems
  Gold, copper, silver and lithium mining
- Industrial goods
  Automotive & home appliances
- Technology and services
  Software, tourism, education

Ternium's Argentine operations production growth opportunities

- Increased utilization rates
  - Steelmaking
  - Hot and cold-rolling
- Capacity expansion options
  - Hot strip mill debottlenecking
    (production capacity and wider product range)
  - New hot-dipped galvanizing line
    (under analysis)
  - New pre-painted line
    (under analysis)

Conclusion



Conclusion

- Outperforming peers in a challenging industry environment
- Opportunity to increase profitability through continuous differentiation and cost reduction initiatives
- Market regionalization following broad reaction against unfair trade
- Successful development of Tenigal and Techgen projects
- Competitive positioning in Mexico to serve demanding industrial market
- Attractive prospects in Argentina following economy reform
- Focus on recruitment and retention of talented people
- Continued focus on generating long-term shareholder value

Ternium

10 years

www.ternium.com